UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of October

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

26 October 2006

                 BioProgress plc ("BioProgress" or the "Company")

                                   Share Price Movement

The  Company has noted the recent move in its share price and wishes to announce that it is in advanced  discussions  for the acquisition of assets relating to a
US business for a  consideration  of up to US$8 million to be satisfied as to 50 per cent. cash and 50 per cent.  shares.  In addition,  the Company,  advised by
Bridgewell   Limited,   is   contemplating  a  cash  placing   pursuant  to  the
authorisation of the Board under Section 95 of the Companies Act.

A further announcement will be made in due course.

Enquires:
Bridgewell Limited
Chris Madderson             +44 (0) 20 7003 3153

BioProgress plc
Richard Trevillion          +44 (0) 20 7098 9881

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: October 27, 2006